Exhibit 11:

OIL-DRI CORPORATION OF AMERICA AND SUBSIDIARIES
Computation of Earnings Per Share
(in thousands, except per share amounts)

	For the Three Months Ended April 30,		For the Nine Months Ended April 30,
	2022	2021	2022	2021
Net (losses) income available to stockholders	$(2,109)	$2,227	$478	$10,510
Less: Distributed and undistributed earnings (losses) allocated to non-vested restricted stock	67	(99)	(54)	(495)
(Losses) Earnings available to common shareholders	$(2,042)	$2,128	$424	$10,015
Shares Calculation
Average shares outstanding - Basic Common	4,932	5,133	5,042	5,144
Average shares outstanding - Basic Class B Common	1,939	1,925	1,933	1,928
Potential Common Stock - Basic Common - relating to non-vested restricted stock[1]	—	109	111	112
Potential Common Stock - Basic Class B Common - relating to non-vested restricted stock[1]	—	40	30	41
Average shares outstanding - Assuming dilution	6,871	7,207	7,116	7,225
Net (Loss) Income Per Share: Basic Common	$(0.32)	$0.32	$0.06	$1.52
Net (Loss) Income Per Share: Basic Class B Common	$(0.24)	$0.24	$0.05	$1.14
Net (Loss) Income Per Share: Diluted Common	$(0.32)	$0.32	$0.06	$1.49
Net (Loss) Income Per Share: Diluted Class B Common	$(0.24)	$0.24	$0.05	$1.11

[1] The effect of certain potential common stock equivalents were excluded from the computation of average diluted shares outstanding for the three months ended April 30, 2022 as inclusion would have been anti-dilutive. A summary of these average anti-dilutive potential common share equivalents is provided in the table below:

For the Three Months Ended April 30,
2022
Potential Common Stock - Basic Common - relating to non-vested restricted stock	101
Potential Common Stock - Basic Class B Common - relating to non-vested restricted stock	19
1